July 8, 2019

Derek Maetzold
Chief Executive Officer
CASTLE BIOSCIENCES INC
820 S. Friendswood Drive, Suite 201
Friendswood, Texas 77546

       Re: CASTLE BIOSCIENCES INC
           Registration Statement on Form S-1
           Filed June 26, 2019
           File No. 333-232369

Dear Mr. Maetzold:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2019 letter.

Registration Statement on Form S-1

Summary, page 1

1. We partially reissue prior comment 2. Please update the amount of shares outstanding and the amount of shares outstanding after the offering as of the same date as the beneficial ownership table.
Use of Proceeds, page 55

2. We partially reissue prior comment 4. We continue to note the disclosure that while these are your current intentions regarding the use of proceeds, actual expenditures may differ materially from the estimates described in this section. The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain
 Derek Maetzold
CASTLE BIOSCIENCES INC
July 8, 2019
Page 2
      contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise accordingly
2018 Loan and Security Agreement, page 73

3. We note your response to prior comment 5 and the June 13, 2019 amendment to the 2018
      Loan and Security Agreement which amended the terms of the trailing revenue covenant.
      Given your prior disclosure regarding your projections that you may be unable to maintain compliance with the revenue covenant during the next 12 months and your historic revenue; please disclose your minimum revenue targets through December 2019 or tell us how you concluded that these targets are not material.
Description of Capital Stock, page 151

4. We note your revisions in response to prior comment 6 regarding exclusive forum. Please make conforming changes to your risk factor disclosure on pages 51 and
52. Also, please
      include disclosure on page 155 and in the risk factors regarding the alternate courts that will be the appropriate forum if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Ruairi Regan at 202-551-3269 or Pamela Howell, Special Counsel, at
202-551-3357 with any questions.



                                                            Sincerely,

FirstName LastNameDerek Maetzold                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
Comapany NameCASTLE BIOSCIENCES INC
                                                            Mining
July 8, 2019 Page 2
cc:       Karen Anderson, Esq.
FirstName LastName